Exhibit 99.1

Cision Reports Third Quarter 2019 Results

CHICAGO, November 7, 2019 /PRNewswire/ -- Cision Ltd. (NYSE: CISN), a leading global provider of earned media software and services to public relations and marketing communications professionals, today reported results for the third quarter ended September 30, 2019.

Financial Highlights

Third Quarter 2019

•	Revenue increased 4.7% to $185.7 million
•	Revenue, excluding the impact of purchase accounting, increased 6.7% to $189.4 million
•	Operating income increased 46.3% to $20.6 million
•	Net income was $2.4 million versus a prior year net loss of $6.2 million
•	Adjusted EBITDA was $68.1 million
•	Adjusted net income increased 17.7% to $31.2 million
•	Adjusted net income per share was $0.21

"We are pleased to have delivered another strong quarter of financial results. Our business continues to perform well, with third quarter 2019 organic constant currency revenue growth of 4.7% versus the prior year," said Kevin Akeroyd, Cision's Chief Executive Officer. "We are well positioned for the remainder of 2019 and continue to make solid progress on both our operational priorities and delivering world-class products and services to our public relations and marketing communications customers."

Third Quarter Operational Highlights

•	Americas revenues increased 2.8% to $126.1 million
•	EMEA revenues decreased 7.8% to $50.2 million
•	APAC revenues increased 15.8% to $9.3 million

Conference Call and Webcast

Cision will not be holding a conference call to review third quarter 2019 financial results.

Merger Agreement

On October 22, 2019, Cision Ltd. entered into a definitive agreement to be acquired by an affiliate of Platinum Equity in an all cash transaction valued at approximately $2.74 billion. Under the terms of the agreement, which has been unanimously approved by the members of Cision Ltd.'s board of directors, an affiliate of Platinum Equity will acquire all of the outstanding ordinary shares of Cision Ltd. for $10.00 per share in cash. The proposed transaction is expected to close in the first quarter of 2020 and is subject to approval by Cision Ltd.'s shareholders, along with the satisfaction of customary closing conditions and antitrust regulatory approvals, as necessary. Upon completion of the acquisition, Cision Ltd. will become wholly owned by an affiliate of Platinum Equity. Cision Ltd. may solicit alternative acquisition proposals from third parties during a "go-shop" period from the date of the agreement until November 12, 2019. There is no guarantee that this process will result in a superior proposal, and the agreement provides Platinum Equity with a customary right to match a superior proposal and termination fee if a superior proposal is accepted.  Cision Ltd. expects the deal to close in Q1 2020.

Forward-Looking Statements

Certain statements in this communication are forward-looking statements, including, without limitation, the statements made concerning the proposed transaction, and are made pursuant to the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by the following words: "may," "will," "could," "would," "should," "expect," "intend," "plan," "anticipate," "believe," "estimate," "predict," "project," "aim," "potential," "continue," "ongoing," "goal," "can," "seek," "target" or the negative of these terms or other similar expressions, although not all forward-looking statements contain these words. You should read any such forward-looking statements carefully, as they involve a number of risks, uncertainties and assumptions that may cause actual results to differ significantly from those projected or contemplated in any such forward-looking statement. Those risks, uncertainties and assumptions include: (i) the risk that the proposed transaction may not be completed in a timely manner or at all, which may adversely affect the Company's business and the price of the Company's ordinary shares; (ii) the failure to satisfy any of the conditions to the consummation of the proposed transaction, including the authorization of the merger agreement by the Company's shareholders and the receipt of certain regulatory approvals; (iii) the occurrence of any event, change or other circumstance or condition that could give rise to the termination of the merger agreement; (iv) the effect of the announcement or pendency of the proposed transaction on the Company's business relationships, operating results and business generally; (v) risks that the proposed transaction disrupts current plans and operations and the potential difficulties in employee retention as a result of the proposed transaction; (vi) risks related to diverting management's attention from the Company's ongoing business operations; (vii) the outcome of any legal proceedings that may be instituted against the Company related to the merger agreement or the proposed transaction, (viii) unexpected costs, charges or expenses resulting from the proposed transaction; (ix) uncertainties as to Platinum Equity's ability to obtain financing in order to consummate the merger; and (x) other risks described in the Company's filings with the SEC, such as its Annual Report on Form 10-K for the year ended December 31, 2018. Forward-looking statements speak only as of the date of this communication or the date of any document incorporated by reference in this document. Except as required by applicable law or regulation, the Company does not assume any obligation to update any such forward-looking statements whether as the result of new developments or otherwise.

Additional Information and Where to Find It

In connection with the proposed transaction, the Company will file with the Securities and Exchange Commission (the "SEC") and furnish to the Company's shareholders a proxy statement. BEFORE MAKING ANY VOTING DECISION, THE COMPANY'S SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT IN ITS ENTIRETY WHEN IT BECOMES AVAILABLE AND ANY OTHER DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENT (IF ANY) BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE PROPOSED TRANSACTION. Investors and shareholders may obtain a free copy of documents filed by the Company with the SEC at the SEC's website at http://www.sec.gov. In addition, investors and shareholders may obtain a free copy of the Company's filings with the SEC from the Company's website at http://investors.cision.com or by directing a written request to: Cision Ltd., Attn: Secretary, 130 E. Randolph St., 7th Floor, Chicago, IL 60601.

Participants in the Solicitation

The Company and certain of its directors, executive officers, and certain other members of management and employees of the Company may be deemed to be participants in the solicitation of proxies from shareholders of the Company in favor of the proposed merger. Information about directors and executive officers of the Company is set forth in the proxy statement for Cision's 2019 annual general meeting of shareholders, as filed with the SEC on Schedule 14A on August 9, 2019. Additional information regarding the interests of these individuals and other persons who may be deemed to be participants in the solicitation will be included in the proxy statement with respect to the merger that the Company will file with the SEC and furnish to the Company's shareholders.

About Cision

Cision Ltd. (NYSE: CISN) is a leading global provider of earned media software and services to public relations and marketing communications professionals. Cision's software allows users to identify key influencers, craft and distribute strategic content, and measure meaningful impact. Cision has over 4,800 employees with offices in 22 countries throughout the Americas, EMEA, and APAC. For more information about its award-winning products and services, including the Cision Communications Cloud®, visit www.cision.com and follow Cision on Twitter @Cision.

Cision Ltd. and its Subsidiaries

Condensed Consolidated Balance Sheets

(in thousands, except per share and share amounts)

(Unaudited)

	September 30, 2019	December 31, 2018
Assets
Current assets:
Cash and cash equivalents	$94,929	$104,769
Accounts receivable, net	126,975	120,882
Prepaid expenses and other current assets	38,897	22,824
Total current assets	260,801	248,475
Property and equipment, net	62,788	57,210
Other intangible assets, net	376,860	377,146
Goodwill	1,411,646	1,171,859
Operating lease right-of-use assets	59,993	—
Deferred tax asset	4,123	4,034
Other assets	9,296	7,652
Total assets	$2,185,507	$1,866,376
Liabilities and Stockholders’ Equity
Current liabilities:
Current portion of long-term debt	$13,881	$13,210
Accounts payable	12,867	15,603
Accrued compensation and benefits	35,057	29,323
Operating lease liabilities	14,139	—
Other accrued expenses	61,820	82,507
Current portion of deferred revenue	161,848	139,725
Total current liabilities	299,612	280,368
Long-term debt, net of current portion	1,261,926	1,205,760
Deferred revenue, net of current portion	968	1,098
Operating lease liabilities, net of current portion	59,514	—
Deferred tax liability	74,062	69,232
Other liabilities	9,986	21,601
Total liabilities	1,706,068	1,578,059
Commitments and contingencies (Note 10)
Stockholders’ equity:
Preferred stock, $0.0001 par value, 20,000,000 shares authorized; no shares issued and outstanding at September 30, 2019 and December 31, 2018	—	—
Common stock, $0.0001 par value, 480,000,000 shares authorized; 148,478,535 and 132,716,541 shares issued and outstanding at September 30, 2019 and December 31, 2018, respectively	15	13
Additional paid-in capital	988,364	797,222
Accumulated other comprehensive loss	(75,204)	(68,941)
Accumulated deficit	(433,736)	(439,977)
Total stockholders’ equity	479,439	288,317
Total liabilities and stockholders’ equity	$2,185,507	$1,866,376

Cision Ltd. and its Subsidiaries

Condensed Consolidated Statements of Operations and Comprehensive Loss

(in thousands, except for per share amounts)

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2019	2018	2019	2018
Revenue	$185,653	$177,236	$561,953	$544,004
Cost of revenue	63,408	69,177	198,240	200,212
Gross profit	122,245	108,059	363,713	343,792
Operating costs and expenses
Sales and marketing	30,708	27,503	96,370	85,630
Research and development	7,153	7,292	23,021	22,282
General and administrative	44,988	39,002	142,464	126,762
Amortization of intangible assets	18,770	20,167	56,444	60,681
Total operating costs and expenses	101,619	93,964	318,299	295,355
Operating income	20,626	14,095	45,414	48,437
Non operating income (expense):
Foreign exchange gains	8,062	2,196	5,918	10,277
Interest and other income, net	279	380	840	472
Gain on sale of business	—	—	28,144	—
Interest expense	(18,209)	(19,785)	(56,392)	(59,947)
Loss on extinguishment of debt	—	—	(355)	(2,432)
Total non operating loss	(9,868)	(17,209)	(21,845)	(51,630)
Income (loss) before income taxes	10,758	(3,114)	23,569	(3,193)
Provision for income taxes	8,393	3,070	17,328	10,016
Net income (loss)	$2,365	$(6,184)	$6,241	$(13,209)
Other comprehensive loss - foreign currency translation adjustments	(12,169)	(2,479)	(6,263)	(20,796)
Comprehensive loss	$(9,804)	$(8,663)	$(22)	$(34,005)
Net income (loss) per share:
Basic	$0.02	$(0.05)	$0.04	$(0.10)
Diluted	$0.02	$(0.05)	$0.04	$(0.10)
Weighted-average shares outstanding used in computing per share amounts:
Basic	148,131,135	131,104,859	147,215,180	127,507,314
Diluted	148,520,974	131,104,859	147,257,092	127,507,314

Cision Ltd. and its Subsidiaries

Condensed Consolidated Statements of Cash Flows

(in thousands)

(Unaudited)

	Nine months ended September 30,
	2019	2018
Cash flows from operating activities
Net income (loss)	$6,241	$(13,209)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	93,709	100,186
Non-cash interest charges and amortization of debt discount and deferred financing costs	7,426	10,158
Equity-based compensation expense	8,206	3,713
Provision for doubtful accounts	4,579	3,972
Deferred income taxes	(332)	3,437
Unrealized foreign currency gains	(6,528)	(10,338)
Gain on sale of business	(28,144)	—
Payment of contingent consideration	(4,296)	—
Other	—	86
Changes in operating assets and liabilities, net of effects of acquisitions and disposal:
Accounts receivable	609	967
Prepaid expenses and other current assets	(7,568)	(848)
Other assets	(976)	(726)
Accounts payable	(4,889)	(1,721)
Accrued compensation and benefits	3,229	(321)
Other accrued expenses	(16,944)	(7,320)
Deferred revenue	11,658	1,767
Other liabilities and net change in operating leases	1,488	(14)
Net cash provided by operating activities	67,468	89,789

Cash flows from investing activities
Purchases of property and equipment	(8,774)	(10,325)
Software development costs	(22,531)	(12,026)
Acquisitions of businesses, net of cash and restricted cash acquired of $6,068 and $2,711	(148,541)	(66,463)
Proceeds from disposal of business	44,865	—
Other	23	5
Net cash used in investing activities	(134,958)	(88,809)

Cash flows from financing activities
Proceeds from revolving credit facility	40,000	-
Repayment of revolving credit facility	(40,000)	-
Proceeds from term credit facility, net of debt discount of $1,013	73,987	-
Repayments of term credit facility	(10,471)	(59,989)
Payments of deferred financing costs	(1,619)	(294)
Proceeds from the exercise of stock options	552	-
Payment of contingent consideration	(3,695)	(2,873)
Net cash provided by (used in) financing activities	58,754	(63,156)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(1,104)	(2,286)
Decrease in cash, cash equivalents and restricted cash	(9,840)	(64,462)

Cash, cash equivalents and restricted cash
Beginning of period	104,769	148,654
End of the period	$94,929	$84,192

Use of Non-GAAP Financial Measures

Non-GAAP results are presented only as a supplement to our financial statements based on US generally accepted accounting principles (GAAP). Non-GAAP financial information is provided to enhance the reader's understanding of our financial performance, but none of these non-GAAP financial measures are recognized terms under GAAP, and non-GAAP measures should not be considered in isolation or as a substitute for financial measures calculated in accordance with GAAP. Reconciliations of the most directly comparable GAAP measures to non-GAAP measures, such as Adjusted EBITDA, and Adjusted net income per share, are provided within the schedules attached to this release. We use non-GAAP measures in our operational and financial decision-making, believing that it is useful to exclude certain items in order to focus on what we deem to be a more reliable indicator of ongoing operating performance and our ability to generate cash flow from operations. As a result, internal management reports used during monthly operating reviews include Adjusted EBITDA, and Adjusted net income per share. Additionally, we believe that the presentation of non-GAAP measures provides information that is useful to investors as it indicates, for example, our ability to meet capital expenditures and working capital requirements and otherwise meet our obligations as they become due. Investors are cautioned that non-GAAP financial measures are not a substitute for GAAP disclosures. This communication also includes certain forward-looking non-GAAP financial measures. We are unable to present without unreasonable efforts a reconciliation of forward-looking non-GAAP financial information to the corresponding GAAP financial information because management cannot reliably predict all of the necessary information. Forward-looking non-GAAP financial information is based on numerous assumptions, including assumptions with respect to general business, economic, market, regulatory and financial conditions and various other factors, all of which are difficult to predict and many of which are beyond our control. Accordingly, investors are cautioned not to place undue reliance on this information. Non-GAAP measures are frequently used by securities analysts, investors, and other interested parties in their evaluation of companies comparable to Cision, many of which present non-GAAP measures when reporting their results. These measures can be useful in evaluating our performance against our peer companies because we believe the measures provide users with valuable insight into key components of GAAP financial disclosures. However, non-GAAP measures have limitations as an analytical tool. Non-GAAP measures are not necessarily comparable to similarly titled measures used by other companies. They are not presentations made in accordance with GAAP, are not measures of financial condition or liquidity, and should not be considered as an alternative to profit or loss for the period determined in accordance with GAAP or operating cash flows determined in accordance with GAAP. As a result, you should not consider such performance measures in isolation from, or as a substitute analysis for, results of operations as determined in accordance with GAAP.

Cision Ltd. and its Subsidiaries

Reconciliation of Net Income (Loss) to EBITDA and Adjusted EBITDA

(in millions)

(Unaudited)

	Three months ended September 30,			Nine months ended September 30,
	2019	2018	Change	2019	2018	Change
Net income (loss)	$2.4	$(6.2)	$8.6	$6.3	$(13.2)	$19.5
Depreciation and amortization	31.5	33.3	(1.8)	93.7	100.2	(6.5)
Interest expense and loss on extinguishment of debt	18.2	19.8	(1.6)	56.7	62.4	(5.7)
Provision for income taxes	8.4	3.1	5.3	17.4	10.0	7.4
EBITDA (1)	60.5	50.0	10.5	174.1	159.4	14.7
Acquisition and offering related costs	8.7	12.8	(4.1)	39.1	32.6	6.5
Stock-based compensation	3.6	1.5	2.1	8.2	3.7	4.5
Deferred revenue reduction from purchase accounting	3.7	0.3	3.4	10.6	1.5	9.1
Gain on sale of business	-	-	-	(28.1)	-	(28.1)
Unrealized translation gain	(8.4)	(2.1)	(6.3)	(6.6)	(10.3)	3.7
Adjusted EBITDA (2)	$68.1	$62.5	$5.6	$197.3	$186.8	$10.5

Cision Ltd. and its Subsidiaries

Reconciliation of Net Income (Loss) to Adjusted Net Income and Adjusted Net Income per

Diluted Share

(in millions, except for per share and share amounts)

(Unaudited)

	Three months ended September 30,			Nine months ended September 30,
	2019	2018	Change	2019	2018	Change
Net income (loss)	$2.4	$(6.2)	$8.6	$6.3	$(13.2)	$19.5
Provision for income taxes	8.4	3.1	5.3	17.4	10.0	7.4
Acquisition and offering related costs	8.7	12.8	(4.1)	39.1	32.6	6.5
Gain on sale of business	-	-	-	(28.1)	-	(28.1)
Stock-based compensation expense	3.6	1.5	2.1	8.2	3.7	4.5
Deferred revenue reduction from purchase accounting	3.7	0.3	3.4	10.6	1.5	9.1
Amortization related to acquired intangible assets	23.8	26.0	(2.2)	71.4	78.1	(6.7)
Non-recurring interest and loss on extinguishment of debt	-	0.4	(0.4)	0.4	4.3	(3.9)
Unrealized translation (gain) loss	(8.4)	(2.1)	(6.3)	(6.6)	(10.3)	3.7
Adjusted Income before income taxes	42.2	35.8	6.4	118.7	106.6	12.1
Less: Income tax at a 26% rate	(11.0)	(9.3)	(1.7)	(30.9)	(27.7)	(3.2)
Adjusted net income (3)	$31.2	$26.5	$4.7	$87.8	$78.9	$8.9
Pro forma fully-diluted weighted average shares outstanding	148,131	131,105	17,026	147,215	127,507	19,708
Adjusted net income per diluted share (4)	$0.21	$0.20	$0.01	$0.60	$0.62	$(0.02)

Cision Ltd. and its Subsidiaries

Reconciliation of Net Cash Provided by Operating Activities to Adjusted Net Cash Provided by

Operating Activities

(in millions)

(Unaudited)

	Three months ended September 30,			Nine months ended September 30,
	2019	2018	Change	2019	2018	Change
Net cash provided by operating activities	$34.7	$26.2	$8.5	$67.5	$89.8	$(22.3)
Acquisition and offering related costs	8.7	12.8	(4.1)	39.1	32.6	6.5
Adjusted net cash provided by operating activities (5)	$43.4	$39.0	$4.4	$106.6	$122.4	$(15.8)

(1)

Cision defines EBITDA as net income (loss), plus depreciation and amortization expense, plus interest expense and loss on extinguishment of debt, plus provision for (or minus benefit from) income taxes.

(2)

Cision defines Adjusted EBITDA as EBITDA, further adjusted for acquisition and offering related costs, stock-based compensation, deferred revenue reduction from purchase accounting, (gains) losses related to divested businesses or assets, sponsor fees and expenses, and unrealized translation losses (gains). All of the items included in the reconciliation from net income to Adjusted EBITDA are either non-cash items or are items that we consider to be less useful in assessing our operating performance. In the case of the non-cash items, we believe that investors can better assess our operating performance if the measures are presented without such items because, unlike cash expenses, these adjustments do not affect our ability to generate free cash flow or invest in our business. For example, by excluding depreciation and amortization from EBITDA, users can compare operating performance without regard to different accounting determinations such as useful life. In the case of the other items, we believe that investors can better assess operating performance if the measures are presented without these items because their financial impact does not reflect ongoing operating performance.

(3)

Cision defines Adjusted net income as net income (loss) plus provision for (or minus benefit from) income taxes, further adjusted for acquisition and offering related costs, (gains) losses related to divested businesses or assets, stock-based compensation, deferred revenue reduction from purchase accounting, amortization related to acquired intangibles, non-recurring interest and losses on extinguishment of debt, sponsor fees and expenses, and unrealized translation losses (gains), which together, sum to Adjusted net income (loss) before income taxes. Adjusted net income (loss) before income taxes is then taxed at an assumed long-term corporate tax rate of 26%. All of the items included in the reconciliation from net income to Adjusted net income are either non-cash items or are items that we consider to be less useful in assessing our operating performance. In the case of the non-cash items, we believe that investors can better assess our operating performance if the measures are presented without such items because, unlike cash expenses, these adjustments do not affect our ability to generate free cash flow or invest in our business. For example, by excluding the amortization related to acquired intangibles, users can compare operating performance without regard to highly variable amortization expenses related to our acquisitions. In the case of the other items, we believe that investors can better assess operating performance if the measures are presented without these items because their financial impact does not reflect ongoing operating performance.

(4)

Cision defines Adjusted net income per diluted share as Adjusted net income, as defined above, divided by the fully-diluted pro forma weighted average shares outstanding for the period. For purposes of calculating the number of fully diluted shares outstanding, we have excluded the potential impact of dilution from outstanding warrants to purchase shares of our common stock prior to the dates of their conversion, and stock options and restricted units issued and outstanding pursuant to our 2017 Omnibus Incentive Plan. During the Third quarter of fiscal 2018, we issued an aggregate of 6,342,989 ordinary shares (6,100,209 ordinary shares on May 18, 2018 and 242,780 ordinary shares on June 4, 2018), in exchange for all of our outstanding warrants, pursuant to the completion of our warrant exchange transactions. During the third quarter of 2018, we issued 2,000,000 ordinary shares for the earn-out achieved during the quarter. Commencing on these respective issuance dates, we included the issued shares in our fully-diluted pro forma weighted average share count.

(5)	Cision defines Adjusted net cash provided by operating activities as net cash provided by operating activities adjusted for acquisition related costs and expenses.

Investor Contact:
Jack Pearlstein
Chief Financial Officer
Jack.Pearlstein@cision.com

Media Contact:
Jenn Deering Davis
VP, Communications
Jenn.Deering.Davis@cision.com